RALLY RD.

Exclusive Purchase Agreement

As of February 20th, 2020

This exclusive purchase agreement (the “Purchase Agreement”) is made between RSE Archives, LLC (“Purchaser” or “us”) and Alexander Lubin (“Seller” or “you”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”).

Key Deal Points:

▪You are the exclusive, unencumbered owner of the Asset(s), and you have honestly and accurately represented the Asset(s) to the best of your knowledge and ability.

▪We have agreed with you to a purchase price and form of consideration to be paid for each Asset, as outlined below.

Your Rights & Obligations:

▪You will provide us with reasonable access to the Asset(s) for the creation of marketing materials.  Marketing materials remain our property.

▪You will not advertise the Asset(s) online, in print, on social media, or with a third-party dealer or listing service without our prior written agreement. If the Asset(s) is already listed or advertised for sale Advisor will remove such listing or advertisement in its entirety, including any residual mention of item being "for sale”.

Other:

▪This Purchase Agreement may be modified or amended only with the prior written consent of both the Purchaser and Seller.

▪Upon taking custody of the asset, RSE Archives, LLC may choose to have the asset authenticated by a third-party. If the third-party authenticator determines that the asset was not accurately represented by the Seller, then the Purchase has the right to request a full refund equal to the Total Acquisition Cost.

RALLY RD.

Asset:	Rolex GMT-Master
Description:	ref. 16758 with Yellow Gold Jubilee Bracelet and Black “Nipple” Dial. Includes original box and papers.
Total Acquisition Cost:	$25,000
Consideration: Cash (%) Equity (%) Total	$ 25,000 (100%) (0%) $ 25,000
Other Terms: Down Payment	$ 25,000.00 due on signing

Additional Terms & Conditions:

Acknowledged and Agreed:

By: /s/ Christopher J. Bruno	By: /s/ Alexander Lubin
RSE	SELLER
Name:Christopher J. Bruno	Name: Alexander Lubin
Title: Chief Executive Officer	Title: Principal